SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated July 7, 2003

                           Commission File No. 1-14110

                                  _____________

                                    PECHINEY
                              (Name of Registrant)

                         7, Place du Chancelier Adenauer
                              75218 Paris Cedex 16
                                     France
                    (Address of Principal Executive Offices)

                                  _____________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


     Enclosure: Press release dated July 7, 2003 announcing that Alcan has launched a proposed unsolicited public offer for Pechiney's shares in order to take control of the company.

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PRESS RELEASE
PROPOSED UNSOLICITED OFFER FOR PECHINEY BY ALCAN

Paris, July 7, 2003: Pechiney has just been informed that the Alcan Group has launched a proposed unsolicited public offer for its shares in order to take control of the company. There have been no consultations between the two groups before Alcan's decision to launch its proposal.

Pechiney expresses surprise at this unfriendly approach.

Pechiney notes that this proposed offer is subject to conditions, including authorisation by the competition authorities. This proposal, of which the outcome is uncertain, has negative implications for the company, its employees and its shareholders.

Thanks to its technological leadership and its commitment to continuous improvement, Pechiney's strategy has allowed it to reinforce its position in primary aluminum and to strengthen its position in the aerospace and automotive industries, as well as to reaffirm its leadership in the packaging fields. Viewed in this context the proposed offer seriously undervalues the strategic potential of the Pechiney Group.

Pechiney's Board of Directors will meet shortly to review the proposal vis-a-vis the intrinsic andstrategic value of the company as well as from an industrial and shareholder value creatingperspective.

Pechiney is an international group listed on the Paris and New York stock exchanges. Its three core businesses are primary aluminum, aluminium conversion and packaging. Pechiney achieved sales of (euro)11.9 billion in 2002. It employs 34,000 employees.
*************

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Relations Contacts:
Charles L. Ranunkel: Tel: 33 1 56 28 25 07
Fax 33 1 56 28 33 38
PECHINEY
7, place du Chancelier Adenauer
75116 Paris
e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com

Press Contacts:
Chrystele Ivins: Tel: 33 1 56 28 24 18
chrystele.ivins@pechiney.com
Stephan Giraud: Tel: 33 1 56 28 24 19
stephan.giraud@pechiney.com

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

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: July 7, 2003                     PECHINEY


                                       By:    /s/ OLIVIER MALLET
                                              -----------------------
                                       Name:  Olivier MALLET
                                       Title: Chief Financial Officer

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